Exhibit 99.1

September 28, 2022

Dear Alpha Tau Medical Ltd. Shareholders:

We cordially invite you to attend the annual general meeting of shareholders of Alpha Tau Medical Ltd. (the “Meeting”), to be held on November 2, 2022 at 4:30 p.m., Israel time (10:30 a.m. ET), at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel.

The Company’s notice of the Meeting, as published on September 28, 2022, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on September 23, 2022 are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting or any postponement or adjournment thereof. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or voting instruction form, as applicable.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Uzi Sofer
Chairman of the Board of Directors and Chief Executive Officer

Alpha Tau Medical Ltd.

Kiryat HaMada St. 5 Jerusalem 9777605, Israel

Notice of Annual General Meeting of Shareholders

To be Held on November 2, 2022

Dear Alpha Tau Medical Ltd. Shareholders:

We cordially invite you to attend the annual general meeting of shareholders (the “Meeting”) of Alpha Tau Medical Ltd. (the “Company”), to be held on November 2, 2022 at 4:30 p.m. (Israel time), at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel. The telephone number at that address is +972 (3) 577-4115.

The following matters are on the agenda for the Meeting:

(1)	To re-elect each of Alan Adler and S. Morry Blumenfeld as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law; and

(2)	To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 23, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on September 23, 2022, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of our ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Section 66(b) of the Israeli Companies Law, 5759-1999 allows shareholders who hold at least 1% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than October 3, 2022. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website https://www.alphatau.com or at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, upon prior notice and during regular working hours (telephone number: +972 (3) 577-4115) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on November 1, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors

/s/ Uzi Sofer
Chairperson of the Board of Directors and Chief Executive Officer

Dated: September 28, 2022

Alpha Tau Medical Ltd.

Kiryat HaMada St. 5 Jerusalem 9777605, Israel

Proxy Statement

Annual General Meeting of Shareholders

To Be Held on November 2, 2022

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Alpha Tau Medical Ltd. (the “Company” or “Alpha Tau”) to be voted at the 2022 annual general meeting of shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on November 2, 2022 at 4:30 p.m. (Israel time), at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel.

This proxy statement, the attached notice of annual general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available to holders of our ordinary shares on September 28, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 23, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	To re-elect each of Alan Adler and S. Morry Blumenfeld as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law; and

(2)	To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On September 23, 2022, we had a total of 69,011,282 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on September 23, 2022, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Amended and Restated Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this proxy statement.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•	By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•	By Telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•	By Mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you can also vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, or Continental Stock Transfer & Trust Company receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on November 1, 2022.

If you provide specific instructions (by marking a box) with regard to the proposals set forth in this proxy statement, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on September 23, 2022, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about September 28, 2022. Certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Continental Stock Transfer & Trust Company or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://www.alphatau.com/. The contents of that website are not incorporated by reference into this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Investor Relations at IR@AlphaTau.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

	Number of Ordinary Shares
		Percentage of
	Amount and Nature of	Outstanding
Name of Beneficial Owner	Beneficial Ownership	shares
All 5% or Greater Shareholders Directors and Named Executive Officers
Uzi Sofer(1)	11,727,885	17.0%
Raphi Levy(2)	593,730	*
Itzhak Kelson(3)	1,502,872	2.2%
Yona Keisari (4)	677,845	1.0%
Robert Den(5)	295,920	*
Amnon Gat(6)	527,087	*
Ronen Segal(7)	344,823	*
Peter Melnyk(8)	37,900	*
Michael Avruch(9)	2,140,634	3.1%
Ruth Alon(10)	4,858	-
S. Morry Blumenfeld(11)	194,795	*
Meir Jakobsohn(12)	3,120,698	4.5%
Alan Adler(13)	60,533	*
David Milch(14)	4,070,783	5.7%
Althera Medical Ltd.(15)	11,319,771	16.4%
All executive officers and directors as a group (14 persons)	25,300,363	35.4%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Consists of (i) 11,515,314 ordinary shares and (ii) 212,571 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.

(2)	Consists of 593,730 Alpha Tau ordinary shares subject to RSUs or options, which are exercisable within 60 days of September 23, 2022.

(3)	Consists of (i) 725,365 ordinary shares held directly by Mr. Kelson, (ii) 603,151 ordinary shares held by Mr. Kelson’s domestic partner and (iii) 174,356 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.

(4)	Consists of (i) 503,489 ordinary shares and (ii) 174,356 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.

(5)	Consists of 295,920 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.

(6)	Consists of (i) 68,475 ordinary shares, (ii) warrants to purchase 7,529 ordinary shares, which are exercisable within 60 days of September 23, 2022 and (iv) 451,083 ordinary shares subject to RSUs or options, which are exercisable within 60 days of September 23, 2022.

(7)	Consists of 344,823 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.

(8)	Consists of 37,900 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.

(9)	Consists of (i) 789,193 ordinary shares held directly by Mr. Avruch, (ii) 68,951 ordinary shares held by Mr. Avruch’s child that is a minor, (iii) 321,020 ordinary shares held by Mr. Avruch’s spouse, (iv) 114,851 ordinary shares subject to RSUs or options granted to Mr. Avruch, which are exercisable within 60 days of September 23, 2022, (v) 31,856 warrants to purchase ordinary shares held by Mr. Avruch’s spouse, which are exercisable within 60 days of September 23, 2022 and (vii) 814,763 ordinary shares held by Sabor Venture Capital Investment Kft. Mr. Avruch is the general manager and chief financial officer of Sabor Venture Capital Investment Kft.
(10)	Consists of 4,858 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.
(11)	Consists of (i) 73,286 ordinary shares, (ii) warrants to purchase 6,658 ordinary shares, which are exercisable within 60 days of September 23, 2022, and (iii) 114,851 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.

(12)	Consists of (i) 2,731,997 ordinary shares held by Medison Ventures Ltd. (“Medison Ventures”), (ii) warrants to purchase 190,850 ordinary shares held by Medison Ventures, which are exercisable within 60 days of September 23, 2022, (iii) 8,000 ordinary shares held by Tzalir Pharma Ltd. (“Tzalir Pharma”), (iv) 75,000 ordinary shares held by Mr. Jakobsohn, and (iv) 114,851 ordinary shares subject to RSUs or options granted directly to Mr. Jakobsohn, which are exercisable within 60 days of September 23, 2022. Mr. Jakobsohn is the sole owner of Medison Pharma Group Ltd., which is the sole owner of Medison Ventures and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Medison Ventures and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by Medison Ventures. Mr. Jakobsohn is the majority controlling owner of Tzalir Pharma and may be deemed to have beneficial ownership of the ordinary shares held directly by Tzalir Pharma.

(13)	Consists of 60,533 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022.

(14)	Consists of (i) 1,923,925 ordinary shares held by Healthcare Capital Sponsor LLC (the “Sponsor”), (ii) 2,142,000 warrants to purchase ordinary shares held by the Sponsor, and (iii) 4,858 ordinary shares subject to RSUs or options exercisable within 60 days of September 23, 2022. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Sponsor and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by the Sponsor. However, Dr. Milch disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(15)	Althera Medical Ltd. (“Althera”) is under voluntary liquidation. Adv. Zvi Chowers of Glusman, Chowers, Lahat & Co., was appointed by the shareholders of Althera to serve as Althera’s liquidator. In such capacity, Adv. Chowers holds the signature rights on behalf of Althera. Upon completion of Althera’s liquidation process, all of its available assets (including its holdings in Alpha Tau), will be distributed to the shareholders of Althera in accordance with the provisions of Althera’s Articles of Association, and the distribution process and preference detailed therein.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2021 by our five (5) most highly compensated executive officers see Item 6.B. “Director, Senior Management and Employees - Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 28, 2022 (the “Annual Report”), a copy of which is available on our website at https://www.alphatau.com/sec-filings

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently has 7 directors and is divided into three classes with staggered three-year terms as follows:

•	the Class I directors are Alan Adler and S. Morry Blumenfeld, and their terms expire at the Meeting;

•	the Class II directors are David Milch and Ruth Alon, and their terms will expire at our annual meeting of shareholders to be held in 2023; and

•	the Class III directors are Michael Avruch, Meir Jakobsohn and Uzi Sofer, and their term will expire at our annual meeting of shareholders to be held in 2024.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Alan Adler and S. Morry Blumenfeld each qualify as an independent director under the listing standards of the Nasdaq. Mr. Adler serves as a member of our audit committee. Dr. Blumenfeld serves as chairman of our compensation committee and nominating and governance committee.

If re-elected at the Meeting, each of Mr. Adler and Dr. Blumenfeld will serve until the 2025 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Mr. Adler and Dr. Blumenfeld has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and special needs of the Company.

During 2021, each of the directors standing for re-election at the Meeting attended at least 80% of our Board meetings. There were no Board committee meetings held during 2021.

The nominating and governance committee of our Board recommended that each of Mr. Adler and Dr. Blumenfeld be re-elected at the Meeting as a Class I director for a term to expire at the 2025 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Mr. Adler and Dr. Blumenfeld is set forth below:

Alan Adler has served as a member of Alpha Tau’s board of directors since 2018. Mr. Adler served as a chairman of the board of directors and chief executive officer of Israeli-based Oridion Systems Ltd, from 2004 until the company was acquired by Medtronic plc, f/k/a Covidien (NYSE: MDT), in 2012. Prior to that, he gained over 14 years of experience as a principal at McKinsey & Company and, afterwards, as a senior partner at Evergreen Venture Partners, an Israeli venture capital group. Mr. Adler currently serves as a member of the board of directors of a number of private technology and life science companies. Mr. Adler holds a B.Sc. in Mathematics from Rensselaer Polytechnic Institute and an MBA with honors from Stanford University. We believe that Mr. Adler’s financial and industry experience qualify him to serve on our board of directors.

S. Morry Blumenfeld, Ph.D. has served as a member of Alpha Tau’s of directors since 2016. Dr. Blumenfeld is President and CEO of Quescon Consultants Ltd, a medical device consulting company, as position he has held since 2012. Dr. Blumenfeld is also a Venture Partner for MedTech Investments at OurCrowd and is the Founding Partner of Meditech Advisors LLC, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after 34 years with the company, where he helped initiate both GE’s CT and MRI business lines as well as the initial use of MR guided Focused Ultrasound, now being used by Insightec. Currently, Dr. Blumenfeld serves on the board of directors of a number of private medical device and technology companies. Dr. Blumenfeld holds a B.A.Sc in Engineering Physics, an M.A. in Molecular Physics and a Ph.D. in Molecular Physics from the University of Toronto. We believe that Dr. Blumenfeld’s industry experience qualify him to serve on our board of directors.

Proposal

The shareholders are being asked to re-elect each of Alan Adler and S. Morry Blumenfeld for a term to expire at the 2025 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-elect each of Alan Adler and S. Morry Blumenfeld as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Alan Adler and S. Morry Blumenfeld as a Class I director for a term to expire at the 2025 annual general meeting.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2020	2021

	(in thousands)
Audit Fees(1)	$20	$160
Audit Related Fees(2)	0	80
Tax Fees(3)	33	26
Total	53	266

(1)	“Audit fees” for the years ended December 31, 2021 and 2020 included fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
(2)	“Audit-related fees” for the years ended December 31, 2021 relate to services in connection with the Business Combination which we consummated on March 7, 2022.
(3)	“Tax fees” for the year ended December 31, 2021 and 2020 were related to ongoing tax advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

The shareholders are being asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2021. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2021, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at https://www.alphatau.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on March 28, 2022, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investors” section of the Company’s website at https://www.alphatau.com/. Shareholders may obtain a copy of these documents without charge at https://www.alphatau.com

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Uzi Sofer
Chairperson of the Board of Directors and Chief Executive Officer

Dated: September 28, 2022